EXHIBIT 99.1

Seabridge Gold Acquires an Additional 1,671,000 Common Shares of Calico Resources Corp. Upon Exercise of Special Warrants

Press Release: Calico Resources Corp. – Thu, Sep 12, 2013

TORONTO, ONTARIO--(Marketwired - Sep 12, 2013) - Seabridge Gold Inc. ("Seabridge") (SEA.TO)(SA) announced that it has acquired, on behalf of its wholly-owned subsidiary, Seabridge Gold Corporation, 1,671,000 common shares (the "Acquired Shares") of Calico Resources Corp. ("Calico") (TSX VENTURE:CKB) upon exercise of 1,671,000 Special Warrants of Calico.

The Acquired Shares represent 3.3% of the outstanding shares of Calico. In total, Seabridge now owns and controls 10,104,000 common shares of Calico and 2,896,000 Special Warrants of Calico, representing 19.99% of the outstanding common shares and 100% of the outstanding Special Warrants of Calico. Each Special Warrant is exercisable to acquire one additional common share of Calico (a "Special Warrant Share") for no additional consideration. The Special Warrants can only be exercised to the extent that, after exercise, Seabridge holds less than 20% of the outstanding shares of Calico. If Seabridge could and did exercise the Special Warrants in full, it would hold 13,000,000 common shares of Calico, representing 24.3% of Calico's outstanding shares. Seabridge is not acting jointly or in concert with any person.

The Acquired Shares were issued in a private transaction.

Seabridge intends to exercise its Special Warrants to the extent they become exercisable from time to time. Seabridge does not presently intend to make further investments in Calico.

A copy of the related early warning report filed with the Ontario, British Columbia and Alberta Securities Commissions may be obtained from the SEDAR website (www.sedar.com) or by contacting Gloria Trujillo of Seabridge at (416) 367-9292.

About Seabridge Gold Inc.

Seabridge holds a 100% interest in several North American gold projects. The company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For more information, visit www.seabridgegold.net.

ON BEHALF OF THE BOARD

Rudi Fronk, Chairman & CEO

Contact:
Seabridge Gold Inc.
Rudi P. Fronk
Chairman and CEO
(416) 367-9292
(416) 367-2711
info@seabridgegold.net
www.seabridgegold.net